UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MORTON INDUSTRIAL GROUP, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
619328 10 7
(CUSIP Number)
William D. Morton
1021 West Birchwood
Morton, Illinois 61550
(309) 266-7176

with a copy to:

Sean M. Jones
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
47th Floor
Charlotte, North Carolina 28202
(704) 331-7400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 13 Pages

CUSIP No.	619328 10 7	Page	2	of	13

1	NAMES OF REPORTING PERSONS: William D. Morton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF / OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,794,956

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,353,990

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,794,956

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	69.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	619328 10 7	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Mark W. Mealy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,259,146

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		237,468

WITH	10	SHARED DISPOSITIVE POWER:

		985,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,259,146

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	619328 10 7	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Eastover Group LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		985,678

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		985,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	985,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

EXPLANATORY NOTE: This statement on Schedule 13D (the “Statement”), among other things, amends and supplements (1) the Schedule 13D originally filed by William D. Morton on October 29, 1997, as amended by Amendment No. 1 thereto on January 30, 1998 and by Amendment No. 2 thereto on September 8, 2003, and (2) the Schedule 13D originally filed by Mark W. Mealy on September 4, 2003, as amended by Amendment No. 1 thereto on December 17, 2004. Except as provided herein, this Statement does not modify any of the information previously reported on either such Schedule 13D or any amendment thereto.
ITEM 1. SECURITY AND ISSUER.
     This Statement relates to the Class A Common Stock of Morton Industrial Group, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 1021 West Birchwood, Morton, Illinois 61550.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This Statement is filed, pursuant to Rules 13d-1(a), 13d-2(a) and 13d-1(k) under the Securities Exchange Act of 1934, by: (i) William D. Morton; (ii) Mark W. Mealy; and (iii) Eastover Group LLC, a North Carolina limited liability company (“Eastover”), of which Mr. Mealy is the managing member. The foregoing persons and Eastover are hereinafter sometimes collectively referred to as the “Reporting Persons.” A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.10.
     (b) The business address of Mr. Morton is:
                    c/o Morton Industrial Group, Inc.
                    1021 West Birchwood
                    Morton, Illinois 61550
          The business address of Mr. Mealy and Eastover is:
                    352 Eastover Road
                    Charlotte, North Carolina 28207
     (c) The business address for the Reporting Persons is set forth in subsection (b) above. The principal occupations of the Reporting Persons are as follows:
     (i) Mr. Morton serves as Chairman, Chief Executive Officer and President of the Company; and
     (ii) Mr. Mealy’s principal occupation is serving as the managing member of Eastover, which is engaged in the business of making private equity and related investments. Mr. Mealy also serves as a director of the Company.
     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a citizen of the United States of America, except for Eastover which is a North Carolina limited liability company.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
     On March 22, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MMC Precision Holdings Corp. (“Holdings”) and MMC Precision Merger Corp. (“Merger Sub”), a wholly-owned subsidiary of Holdings. Holdings and Merger Sub are controlled by a private equity fund (“Brazos Fund”) affiliated with Brazos Private Equity Partners, LLC, a Dallas, Texas based private equity firm (“Brazos”).
     The Merger Agreement contemplates that Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation as a direct wholly-owned subsidiary of Holdings (the “Merger”). The shareholders of Holdings will include Brazos Fund, which will hold a majority of the shares of Holdings, and the “Contributing Parties” (Mr. Morton, Eastover and certain officers of the Company or its subsidiaries, as described more fully in Item 6 below). In the Merger, each outstanding share of Class A Common Stock and Class B Common Stock of the Company, other than shares to be contributed to Holdings by the Contributing Parties immediately prior to the closing of the Merger pursuant to the Contribution Agreement described in Item 6 below, will be converted into the right to receive $10.00 in cash. In connection with the Merger and as a condition to the willingness of Holdings and Merger Sub to enter into the Merger Agreement, both Mr. Morton and Mr. Mealy entered into a Voting and Support Agreement with Holdings and Merger Sub, as described more fully in Item 6 below.
     The Merger Agreement contains customary representations, warranties and covenants on the part of the Company, Holdings and Merger Sub, and consummation of the Merger is subject to various conditions. A copy of the Merger Agreement is attached to the Company’s Current Report on Form 8-K dated March 23, 2006, and all references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein as Exhibit 99.1.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a)-(b) As a result of Mr. Morton and Mr. Mealy entering into the Voting and Support Agreements described in Item 6 below, each Reporting Person may be deemed to have beneficial ownership of all shares of Class A Common Stock beneficially owned by all other Reporting Persons. Based on 4,880,788 shares of Class A Common Stock and 100,000 shares of Class B Common Stock outstanding as of March 22, 2006 as set forth in the Merger Agreement, and as a result of the Voting and Support Agreements, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 3,794,956 shares of Class A Common Stock (including shares issuable upon conversion of Class B Common Stock and upon exercise of options held by the Reporting Persons that are currently exercisable or exercisable within 60 days), representing approximately 69.0% of the shares of Class A Common Stock outstanding as of March 22, 2006.
     The parties’ obligations under the Merger Agreement are subject to the approval of both (1) a majority of the issued and outstanding shares of Common Stock and (2) a majority of the issued and outstanding shares of Common Stock owned of record and beneficially by persons other than the Contributing Parties. As described in Item 6 below, as a result of the Voting and Support Agreements, the Morton Letter Agreement, the Shareholders Agreement and the Contribution Agreement:
     (i) the Reporting Persons have the right to vote 2,613,136 shares of Class A Common Stock (including shares issuable upon conversion of Class B Common Stock and upon exercise of options held by the Reporting Persons that are currently exercisable or exercisable within 60 days) on matters related to the Merger; and
     (ii) the Contributing Parties have the right to vote 3,156,227 shares of Class A Common Stock (including shares issuable upon conversion of Class B Common Stock and upon exercise of options held by the Reporting Persons that are currently exercisable or exercisable within 60 days) on matters related to the Merger.
     Each Reporting Person’s beneficial ownership of Class A Common Stock is set forth below. Except as set forth below, each Reporting Person disclaims beneficial ownership of all shares of Class A Common Stock held by all other Reporting Persons.
     (i) William D. Morton. Mr. Morton is the beneficial owner of 3,794,956 shares of Class A Common Stock (including shares issuable upon conversion of Class B Common Stock or exercise of options that are currently exercisable or exercisable within 60 days) representing approximately 69.0% of the total outstanding shares of Class A Common Stock. Such amount consists of (A) 1,253,990 shares of Class A Common Stock owned directly by Mr. Morton, of which he has shared voting and sole dispositive power, (B) 100,000 shares of Class B Common Stock owned directly by Mr. Morton that are convertible into an equal number of shares of Class A Common Stock, of which he has shared voting and sole dispositive power, and (C) 2,444,861 shares of Class A Common Stock (including shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days) beneficially owned by the other parties to the Morton Voting Agreement and the Shareholders Agreement described in Item 6 below, of which he may be deemed to have shared voting power.
     (ii) Mark W. Mealy and Eastover Group LLC. Mr. Mealy is the beneficial owner of 1,259,146 shares of Class A Common Stock representing approximately 25.5% of the total outstanding shares of Class A Common Stock. Such amount consists of (A) 985,678 shares of Class A Common Stock owned by Eastover, of which he has shared voting and shared dispositive power, (B) 176,906 shares of Class A Common Stock owned directly by Mr. Mealy of which he has shared voting and sole dispositive power, (C) 36,000 shares of Class A Common Stock owned by Mr. Mealy’s family members over which Mr. Mealy has shared voting power but no dispositive power, (D) 56,667 shares of Class A Common Stock that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days, of which he has shared voting and sole dispositive power, and (E) 3,895 shares of Class A Common Stock that are issuable upon the exercise of options that exercisable upon Mr. Mealy’s retirement or other cessation of service as a director of the Company of which he has shared voting and sole dispositive power.
     (b) Not applicable.
     (c) Except for the Merger Agreement, the Voting and Support Agreements and the Contribution Agreement, and the transactions contemplated thereby, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
               THE COMPANY.
Merger Agreement
     On March 22, 2006, the Company entered into the Merger Agreement with Holdings and Merger Sub pursuant to which each outstanding share of Class A Common Stock and Class B Common Stock of the Company (other than shares subject to the Contribution Agreement) will be converted into the right to receive $10.00 in cash, all as described more fully in Item 4 above.
Voting Agreements
     In connection with the transactions contemplated by, and as a condition to the willingness of Holdings and Merger Sub to enter into, the Merger Agreement, Mr. Morton and Mr. Mealy each entered into a Voting and Support Agreement with Holdings and Merger Sub dated March 22, 2006 (collectively, the “Voting and Support Agreements”) with respect to all shares of Class A Common Stock and Class B Common Stock beneficially owned by each Reporting Person. In the Voting and Support Agreements, Mr. Morton and Mr. Mealy each agreed to vote all of his respective shares (i) in favor of the Merger Agreement and the approval of the Merger, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Company Takeover Proposal (as defined in the Voting and Support Agreements), and (iv) against any agreement, amendment of the charter or bylaws of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger. In addition, voting and support agreements substantially similar to those of Messrs. Morton and Mealy were entered into by certain officers of the Company or its wholly-owned subsidiary, Morton Metalcraft Co. (the “Subsidiary”). These individuals are: Brian R. Doolittle, Senior Vice President of Sales and Engineering of the Subsidiary; Brian L. Geiger, Senior Vice President of Operations of the Subsidiary; Rodney Harrison, Vice President of Finance of the Company; Daryl R. Lindemann, Chief Financial Officer and Secretary of the Company; and David Nicholson, Vice President of Strategic Business Development of the Subsidiary.
     The Voting and Support Agreements terminate on the first to occur of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms. Until such termination, except as contemplated by the Contribution Agreement, Mr. Morton and Mr. Mealy each agreed not to sell, transfer, pledge, encumber or otherwise dispose of any of his shares (or enter into any contract or other arrangement with respect to such shares), take any action to render ineffective any proxies granted to such Reporting Person for the ability to vote any shares (except for Mr. Morton’s waiver of his right to vote the shares under the Morton Voting Agreement on matters related to the Merger as described below), deposit any of his shares into a voting trust or grant any proxies or enter into a voting agreement or power of attorney with respect to any shares, or take any action that would make any representation or warranty made by such Reporting Person in a Voting and Support Agreement untrue or incorrect in any material respect. The Voting and Support Agreements were entered into by each of Mr. Morton and Mr. Mealy solely in his capacity as shareholder and nothing in any such Voting and Support Agreement will in any way restrict or limit any director or officer of the Company (including each such Reporting Person) from taking any action in his capacity as a director or officer of the Company that would be necessary for him to comply with his fiduciary duties as a director or officer of the Company.
     The foregoing summary of the Voting and Support Agreements contained in this Item 6 is qualified in its entirety by reference to the Voting and Support Agreements of Messrs. Morton and Mealy,

attached to the Company’s Current Report on Form 8-K/A, dated March 29, 2006, incorporated by reference herein as Exhibits 99.2 and 99.3.
Contribution Agreement
     Messrs. Morton, Geiger, Doolittle and Lindemann and Eastover (the “Contributing Parties”) each entered into a Contribution Agreement with Holdings and Brazos concurrently with execution of the Merger Agreement (the “Contribution Agreement”) whereby each Contributing Party will contribute to Holdings, immediately prior to the consummation of the Merger, a portion of his or its Class A Common Stock in exchange for shares of Holdings’ common stock. Each Contributing Party agreed to certain restrictions on transfer with respect to the contributed shares similar to those set forth in the Voting and Support Agreements. Holdings, Brazos and each of the Contributing Parties agreed to enter into a stockholders agreement at the closing of the transactions contemplated by the Merger Agreement on certain agreed upon terms. The Contribution Agreement will terminate upon termination of the Merger Agreement in accordance with its terms.
     Set forth below are the number of shares each Contributing Party agreed to contribute to Holdings under the Contribution Agreement in exchange for common stock of Holdings:

Shares of Class A Common
Contributing Party	Stock Contributed to Holdings
Morton	550,000
Eastover	360,000
Geiger	30,000
Lindemann	25,000
Doolittle	25,500
     A copy of the Contribution Agreement is attached to the Company’s Current Report on Form 8-K/A dated March 29, 2006 and all references to or descriptions of the Contribution Agreement are qualified in their entirety by reference to the full text of the Contribution Agreement, which is incorporated by reference herein as Exhibit 99.4.
Morton Voting Agreement
     On January 20, 1998, Mr. Mealy and certain other officers of the Company and the Subsidiary entered into a Voting Agreement with Mr. Morton (the “Morton Voting Agreement”), pursuant to which each such individual granted Mr. Morton an irrevocable proxy to vote all shares of Class A Common Stock owned by them either at the time of entering into the Morton Voting Agreement or thereafter on all matters submitted to a vote of the Company’s shareholders. The proxy granted under the Morton Voting Agreement has a ten-year term expiring on January 20, 2008, but will terminate earlier upon (a) Mr. Morton’s death or disability, (b) the termination of Mr. Morton’s employment with the Company (other than a constructive termination, as defined in Mr. Morton’s current employment agreement with the Company) or (c) the Company’s termination of Mr. Morton’s employment for cause, as defined in Mr. Morton’s current employment agreement. The Morton Voting Agreement does not convey to Mr. Morton any dispositive power with respect to the shares of Class A Common Stock held by the other parties thereto.

     The foregoing summary of the Morton Voting Agreement contained in this Item 6 is qualified in its entirety by reference to such agreement attached as Exhibit 99.5 hereto and incorporated herein by reference.
     Mr. Morton waived his right to vote all shares of Class A Common Stock covered by the Morton Voting Agreement on matters related to the Merger pursuant to a letter agreement dated March 22, 2006 (the “Morton Letter Agreement”). A copy of the Morton Letter Agreement is attached to the Company’s Current Report on Form 8-K/A dated March 29, 2006, and all references to or descriptions of the Morton Letter Agreement are qualified in their entirety by reference to the full text of the Morton Letter Agreement, which is incorporated by reference herein as Exhibit 99.6.
Shareholders Agreement
     Pursuant to the terms of a Shareholders Agreement originally dated as of October 20, 1997, as amended (the “Shareholders Agreement”), Mr. Mealy and Eastover have granted Mr. Morton a proxy (the “Proxy”) to vote all shares of Class A Common Stock owned by Mr. Mealy or Eastover on all matters to be voted upon by the shareholders of the Company, except for (a) the liquidation of the Company, (b) any sale of all, or substantially all, of the assets of the Company and (c) any merger or consolidation involving the Company, if immediately thereafter, the shareholders of the Company do not hold the power to vote at least 60% of the votes entitled to elect the directors of the company surviving such merger or consolidation.
     In the event that (a) Mr. Mealy and Eastover are entitled to vote for any such sale, merger or consolidation described above, (b) Mr. Morton votes all of his shares in favor of such transaction, (c) Mr. Mealy and Eastover fail to vote in favor of such transaction, and (d) the transaction is not approved by the shareholders of the Company, Mr. Morton may elect to cause Mr. Mealy and Eastover to purchase all (but not less than all) of the Class A Common Stock and Class B Common Stock then owned by him and his affiliates for a purchase price equal to the fair market value of the assets he would have received in such proposed transaction. If Mr. Morton would have retained any stock in the proposed transaction, the purchase price for such stock would be equal to its fair market value. The Shareholders Agreement contains a provision acknowledging the proxy granted pursuant to the Morton Voting Agreement and further providing that, with respect to the 1,021,678 shares that Mr. Mealy purchased from affiliates of Three Cities Holdings Limited, Mr. Morton will vote such shares on the matters set forth in the preceding paragraphs as directed by Mr. Mealy.
     The Proxy will terminate upon the earliest of the following events: (a) January 20, 2008, (b) Mr. Morton’s death or disability, as each such term is defined in Mr. Morton’s current employment agreement with the Company, (c) in the event Mr. Morton terminates his employment with the Company (other than a constructive termination as defined in Mr. Morton’s current employment agreement), (d) in the event Mr. Morton’s employment is terminated for cause, as defined in his current employment agreement, and (e) if Mr. Morton owns fewer than 1,096,425 shares of Class A Common Stock.
     The Shareholders Agreement also provides Mr. Morton, on the one hand, and Mr. Mealy and Eastover, on the other, with certain tag-along rights in connection with the sale of shares of Class A Common Stock by the other party.
     The foregoing summary of the Shareholders Agreement contained in this Item 6 is qualified in its entirety by reference to the Shareholders Agreement, including the amendments thereto, attached as Exhibits 99.7, 99.8 and 99.9 hereto and incorporated herein by reference.

     Except as described in Item 4 or 5 or this Item 6 of this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Agreement and Plan of Merger dated March 22, 2006 by and among MMC Precision Holdings Corp., MMC Precision Merger Corp. and Morton Industrial Group, Inc. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 23, 2006).

Exhibit 99.2	Voting and Support Agreement dated March 22, 2006 by and among MMC Precision Holdings Corp., MMC Precision Merger Corp. and William D. Morton (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K/A filed March 29, 2006).

Exhibit 99.3	Voting and Support Agreement dated March 22, 2006 by and among MMC Precision Holdings Corp., MMC Precision Merger Corp. and Mark W. Mealy (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K/A filed March 29, 2006).

Exhibit 99.4	Contribution Agreement dated March 22, 2006 by and among MMC Precision Holdings Corp., Brazos Private Equity Partners, LLC, William D. Morton, Brian L. Geiger, Brian R. Doolittle, Daryl R. Lindemann and Eastover Group LLC (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed March 29, 2006).

Exhibit 99.5	Voting Agreement dated as of January 20, 1998 by and among William D. Morton, Mark W. Mealy and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Mark W. Mealy on September 4, 2003, with respect to the Company’s Class A Common Stock).

Exhibit 99.6	Letter Agreement dated March 22, 2006, regarding the Voting Agreement, dated as of January 20, 1998 by William D. Morton (incorporated herein by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K/A filed March 29, 2006).

Exhibit 99.7	Shareholders Agreement, dated as of October 20, 1997, by and among Terbem Limited, Tinvest Limited, Teribe Limited, TCR International Partners, LP, Mitvest Limited and Bobst Investment Corp. (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Mark W. Mealy on September 4, 2003, with respect to the Company’s Class A Common Stock).

Exhibit 99.8	First Amendment to Shareholders Agreement, dated as of August 11, 1999, by and among Terbem Limited, TCRI Offshore Partners, CV, Quilvest American Equity, Ltd., TCR International Partners, LP, Bobst Investment Corp. and William D. Morton (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by Mark W. Mealy on September 4, 2003, with respect to the Company’s Class A Common Stock).

Exhibit 99.9	Second Amendment to Shareholders Agreement dated as of August 27, 2003, by and among TCRI Liquidating, L.L.C., Quilvest American Equity, Ltd., Societe Internationale de Finance, William D. Morton and Mark W. Mealy (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Mark W. Mealy on September 4, 2003, with respect to the Company’s Class A Common Stock).

Exhibit 99.10	Joint Filing Agreement dated March 29, 2006 by and among William D. Morton, Mark W. Mealy and Eastover Group LLC.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006	/s/ William D. Morton

William D. Morton

/s/ Mark W. Mealy

Mark W. Mealy

Eastover Group LLC

	By:	/s/ Mark W. Mealy

Name: Mark W. Mealy Title: Managing Member